SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

AREL COMMUNICATIONS AND SOFTWARE LIMITED

(Translation of Registrant's name into English)

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3 Hayarden Street, Yavne, 70600, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

On September 3, 2001, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

This Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

This Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Limited

By: ______________________
Izhak Gross
Chairman

Dated: September 9, 2002

Exhibit 1

Arel/6K/Forms

September 3, 2002

Arel Communications and Software to transfer to the Small Cap Market

YAVNE, Israel - September 3, 2002 Arel Communications and Software Ltd. (Nasdaq NM: ARLC), a leading provider of interactive distance learning (IDL) solutions, today reported that the Company's ordinary shares will be transferred from the Nasdaq National Market to the Nasdaq SmallCap Market, effective with the opening of business on September 3, 2002. The Company's ticker symbol will remain ARLC.

About Arel Communications and Software

Arel Communications and Software, Ltd., Yavne, Israel and its U.S. subsidiaries, Arel Communications and Software, Inc., and Arel Learning Solutions Inc., (www.arel.net) market the IDEAL family of products, including its innovative Internet Protocol-based Spotlight application. IDEAL is a fully integrated, enterprise-wide, scalable solution that delivers live, interactive training and corporate communications. Arel Spotlight is a browser-based application that offers both on-line (synchronous) and off-line (asynchronous) content on a single platform. Powered by Arel's IDEAL engine, Spotlight integrates authoring and management tools, interactive delivery, evaluation, analysis, tracking and reporting.

Contact:

Arel Communications & Software Ltd.
Danny Yelin, Chief Financial Officer, Tel: +972-8-9420880 ext.
E-mail: dyelin@arel.net